UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2023

WELIVV, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 Silverside Road, Ste #366

Wilmington, DE 19809

(Full mailing address of principal executive offices)

(646) 519-4336

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

In this Semi-Annual Report, the term “WeLivv,” “we,” or “the Company” refers to WeLivv, Inc. (dba Moro, dba Applaudable).

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2023. The financial statements included in this filing as of and for the six months ended June 30, 2023 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

WeLivv, Inc. (the “Company”) was incorporated as a C-corporation in Delaware on April 15, 2016 by Andrew Christodoulides, the Company’s founder and current Chief Executive Officer.

Since its founding, the Company has been headquartered in New York, New York, but has no central, physical office. Today, many of its employees and contractors work virtually and are located around the world.

From its incorporation through August 2020, the Company did business as “WeLivv” and through its website: www.welivv.com, which initially went live in early 2017. On March 4, 2021, the Company filed a certificate of assumed name with the State of Delaware to begin operating as “Moro.” It correspondingly replaced its website URL with its current website URL: www.moro.com.

In June 2020, the Company began development on a second, independent social media platform that it subsequently named “Applaudable,” Applaudable conducts business through the website URL: www.applaudable.com.

Business Overview

Applaudable is a social media platform that will allow users to share positive personal experiences that they believe have the potential to inspire and inform improvements in the lives of others. These experiences will be distributed through a content feed and search function, as well as through the profile of their respective users, on http://applaudable.com and through mobile applications. Applaudable has been designed to embed data in users’ posts that facilitate the emulation of the activities depicted in the posts. For example - using functionality anticipated in future releases - the Company expects that users will be able to purchase items depicted in posts, and make reservations and travel plans to emulate activities depicted in posts. Such transactions will be conducted directly from posts on the Applaudable app. The Company expects to generate revenue from transactions both by receiving referral fees from third party eCommerce sites who fulfill such purchases; and from driving revenue to eCommerce platforms it owns or expects to develop, in various consumer goods verticals. Applaudable has been fully designed, has more than 130,000 users already pre-registered, and has been submitted to the Apple App Store and Google Play to be made available for public download.

The Company’s Moro eCommerce platform historically sold high-end home furnishings through its desktop and mobile eCommerce sites. In Q4 2022, the Company made the decision to transition Moro to operating in an organic mode and halting investments in marketing, advertising or development activities, in order to concentrate its resources and focus on Applaudable. In light of the reduced traffic and the costs required to keep the platform running, the Company stopped accepting new orders in January 2023. Accordingly, the Company does not anticipate generating material revenues from Moro in the near term. Based upon the success of Applaudable, the Company may choose to relaunch Moro, as its extensive product catalog, rich visual content, and established brand partnerships could play a vital role in the Company’s long-term strategy.

Results of Operations

Comparison of Six Months Ended June 30, 2023 to June 30, 2022

The following table sets forth key components of the Company’s results of operations during the six months ended June 30, 2023 and June 30, 2022.

WELIVV, INC.

STATEMENTS OF OPERATIONS

	Period Ended	Period Ended
	June 30,	June 30,
	2023	2022

Revenues, net	$8,619	$852,777
Cost of revenues	6,353	573,231

Gross profit (loss)	2,266	279,546

Operating cost and expenses
Advertising and marketing	7,870	251,587
General and administrative	482,808	502,560

Total operating expenses	490,678	754,147

Net income (loss) from operations	(488,412)	(474,601)

Other income (expense)
Interest expense	(901)	(17,294)
Change in fair value of future equity obligations	-	-

Total other income (expense)	(901)	(17,294)

Net income (loss) before franchise tax expense	(489,313)	(491,895)

Income tax expense	-	-

Net loss	$(489,313)	$(491,895)

Weighted average common shares outstanding - basic and diluted	5,872,639	5,265,994

Net loss per common share - basic and diluted	$(0.08)	$(0.09)

See accompanying notes to the Financial Statements

Net revenues: The Company’s net revenues are generated from sales of products through the Moro platform. Revenue is recognized after the product has been shipped and is in the customer’s control. Net revenue from product sales includes shipping costs charged to the customer and is recorded net of taxes collected from customers, which are remitted to governmental authorities. The Company generally receives customer deposits on orders from customers prior to shipping products and records them as deferred revenue on the balance sheet. Total net revenues for the six months ended June 30, 2023 were $8,619. This represents a 99% decrease of net revenues compared to the six months ended June 30, 2022 of $852,777. The decline is due to the Company’s decision to suspend fulfilling any new orders through the platform In January 2023.

Cost of revenues and gross profit: The Company’s cost of revenues is the expense of purchasing inventory from manufacturers or distributors, as well as merchant fees. Gross profit is calculated as net revenues less cost of revenues. Cost of revenues and gross profit for the six months ended June 30, 2023 were $6,353 and $2,266, respectively. For the six months ended June 30, 2022, cost of revenues and gross profit were $573,231and $279,546, respectively. Gross profit for the six months ended June 30, 2022 was 99% lower than the same period in 2022. The decrease in gross profit was driven by the suspension of sales on the Moro platform.

Advertising and marketing expenses. The Company’s advertising and marketing expenses include expenses to promote the products featured on the Moro platform and the launch of Applaudable. Advertising and marketing expenses for the six months ended June 30, 2023 were $482,808, a 97% decrease compared to the same period in 2023. This is the result of the Company’s decision to suspend additional investment in Moro, as its pivots to supporting Applaudable. As advertising and marketing are important factors for generating sales, the decrease in advertising and marketing has and will continue to result in lower sales volume.

General and administrative expenses: The Company’s general and administrative expenses include overhead, executive compensation, independent contractors, meals and entertainment, software expenses, legal, and other expenses. General and administrative expenses for the six months ended June 30, 2023 were $482,808, a 2% decrease compared to the same period in 2022. Although general and administrative expenses remained relatively constant despite the reduction in revenue, the expenses incurred in the period reflected an investment in the Applaudable platform, primarily in the form of independent contractor expenses.

Net loss: As a result of the cumulative effect of the factors described above, the net loss for the six months ended June 30, 2023 was $489,313, which is less than 1% lower than the same period in 2023. Despite the decrease in revenue, the Company was able to mitigate losses by simultaneously reducing advertising and marketing expense.

Liquidity and Capital Resources

The following table sets forth key components of the Company’s balance sheet during the six months ended June 30, 2023 and December 31, 2022.

WELIVV, INC.

BALANCE SHEETS

	June 30,	December 31,
	2023	2022

ASSETS

Current assets
Cash and cash equivalents	$136,544	$191,872
Accounts receivable, net	72,376	-
Prepaid expense and other current assets	43,718	75,624

Total current assets	252,638	267,496

Property and equipment, net	124,298
Intangible asset, net	72,933	22,932.00

Total assets	$449,869	$290,428

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable	$51,806	$107,687
Accrued liabilities	21,766	149,371
Deferred revenue	61,575	61,575
Customer deposit		-
Accrued interest	5,359	27,671
Due to related parties	205,601	49,593
Convertible notes, current	429,001	209,000
Paycheck protection plan loan, current	-	-

Total current liabilities	775,108	604,897

Non-current liabilities
Future equity obligations	2,428,865	2,078,867
Paycheck protection plan loan, net of current maturities	470,995	470,995
Convertible notes, net of current maturities Economic injury disaster loan	171,714	131,300

Total liabilities	$3,846,682	$3,286,059

Stockholders’ deficit

Series A preferred stock, par value $0.0001, 171,068 authorized, none issued and outstanding	-	-

Undesignated preferred stock, par value $0.0001, 4,828,932 authorized, none issued and outstanding	-	-

Class A common stock, par value $0.0001, 8,000,000 authorized, 5,262,918 issued and outstanding	588	588

Class B common stock, par value $0.0001, 1,270,410 authorized, none issued and outstanding	-	-

CF shadow series common stock, par value $0.0001, 285,271 authorized, none issued and outstanding	-	-

Undesignated common stock, par value $0.0001, 444,319 authorized, none issued and outstanding	-	-
Additional paid-in capital	3,068,753	3,068,753
Subscription receivable	(738)	(738)
Equity Issuance Costs
Accumulated deficit	(6,465,416)	(6,064,234)

Total stockholders’ deficit	(3,396,813)	(2,995,631)

Total liabilities and stockholders’ deficit	$449,869	$290,428

As of June 30, 2023, we had cash and cash equivalents in the amount of $136,544. Total liabilities were $3,846,682, of which $775,108 consisted of current liabilities. The remaining liabilities consisted of future equity obligations (CrowdSAFE) $2,428,865; Paycheck Protection and EIDL loans of $642,709. Our operating losses for the period were $488,412.

Historically, we have funded our operating losses through the private placements of debt and equity securities, along with cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for product development, operating activities, and other working capital needs. We intend to fund our operations through increased revenue from operations in the coming periods, as well as from capital raised through future offerings of securities.

From January 1, 2023 through June 30, 2023, we continued to raise capital through an offering of our Class B Non-Voting common stock pursuant to Regulation D of the Securities Act. This offering commenced on or about November 21, 2022 and we have designated it our Series A-1. We have raised a total of $725,000, $550,000 of which was raised since January 1, 2023.

Aa previously discussed, we have suspended sales on the Moro platform and are no longer instead investing in driving traffic to Moro, further refining the UX and UI, and making further investments in merchandising and other aspects of the business. We therefore do not expect Moro to generate material revenues for the Company in the near to medium term. While revenue generation remains an important long-term objective, our immediate focus for Applaudable is squarely on user acquisition and increasing user activity. We believe that building a strong, active user base will have a more immediate and meaningful impact on our valuation. Consequently, we don’t anticipate shifting our attention toward enabling commerce on the platform for at least the next 18 months. The strategy to introduce revenue-generating features will be evaluated after achieving specific user activity milestones, post which we could consider building out the necessary technology and seller programs. Consequently, we intend to fund our operations during this period exclusively through capital raised through future securities offerings, upon which the Company is dependent in order to continue as a going concern.

Trend Information

As described in Liquidity & Capital Resources, we do not expect Moro to generate material revenues for the near to medium term, which means that our revenue will be significantly below our historical average for the foreseeable future. We are focused on achieving the full public launch of Applaudable on the iOS and Android mobile platforms and on desktop, and ultimately, on achieving monthly active user metrics that indicate that we are attracting and retaining users in a sufficient quantity to build a valuable social media ecosystem and benefit from the viral effect created by increasing user engagement.

Our ability to execute our business plan depends on our ability to raise capital through future offerings of securities. Related delays or poor results would constrain our ability to dedicate the resources we would like to developing Applaudable, and marketing and sales efforts to attract new users.

Item 2. Other Information.

None.

Item 3. Financial Statements.

WELIVV, INC., dba Moro FINANCIAL STATEMENTS

For the Six-Month Period ending

June 30, 2023

UNAUDITED

(Expressed in US Dollars $)

WELIVV, INC.

BALANCE SHEETS

	June 30,	December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$136,544	$191,872
Accounts receivable, net	72,376	-
Prepaid expense and other current assets	43,718	75,624

Total current assets	252,638	267,496

Property and equipment, net	124,298	-
Intangible asset, net	72,933	22,932.00

Total assets	$449,869	$290,428

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable	$51,806	$107,687
Accrued liabilities	21,766	149,371
Deferred revenue	61,575	61,575
Accrued interest	5,359	27,671
Due to related parties	205,601	49,593
Convertible notes, current	429,001	209,000
Paycheck protection plan loan, current	-	-

Total current liabilities	775,108	604,897

Non-current liabilities
Future equity obligations	2,428,865	2,078,867
Paycheck protection plan loan, net of current maturities	470,995	470,995
Economic injury disaster loan	171,714	131,300

Total liabilities	$3,846,682	$3,286,059

Stockholders’ deficit
Series A preferred stock, par value $0.0001, 171,068 authorized, none issued and outstanding	-	-
Undesignated preferred stock, par value $0.0001, 4,828,932 authorized, none issued and outstanding	-	-
Class A common stock, par value $0.0001, 8,000,000 authorized, 5,262,918 issued and outstanding	588	588
Class B common stock, par value $0.0001, 1,270,410 authorized, none issued and outstanding	-	-
CF shadow series common stock, par value $0.0001, 285,271 authorized, none issued and outstanding	-	-
Undesignated common stock, par value $0.0001, 444,319 authorized, none issued and outstanding	-	-
Additional paid-in capital	3,068,753	3,068,753
Subscription receivable	(738)	(738)
Equity Issuance Costs	-	-
Accumulated deficit	(5,019,138)	(6,064,234)

Total stockholders’ deficit	(1,950,535)	(2,995,631)

Total liabilities and stockholders’ deficit	$1,896,147	$290,428

See accompanying notes to the Financial Statements

WELIVV, INC.

STATEMENTS OF OPERATIONS

	Period Ended	Period Ended
	June 30,	June 30,
	2023	2022

Revenues, net	$8,619	$852,777
Cost of revenues	6,353	573,231

Gross profit (loss)	2,266	279,546

Operating cost and expenses
Advertising and marketing	7,870	251,587
General and administrative	482,808	502,560

Total operating expenses	490,678	754,147

Net income (loss) from operations	(488,412)	(474,601)

Other income (expense)
Interest expense	(901)	(17,294)
Change in fair value of future equity obligations	-	-

Total other income (expense)	(901)	(17,294)

Net income (loss) before franchise tax expense	(489,313)	(491,895)

Income tax expense	-	-

Net loss	$(489,313)	$(491,895)

Weighted average common shares outstanding - basic and diluted	5,872,639	5,265,994

Net loss per common share - basic and diluted	$(0.08)	$(0.09)

See accompanying notes to the Financial Statements

WELIVV, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Class A Voting		Additional		Equity		Total
	Common Stock		Paid-in	Subscription	Issuance	Accumulated	Stockholders’
	Shares	Amount	Capital	Receivable	Costs	Deficit	Deficit

Balance at December 31, 2021	5,262,918	$527	$5,005	$(738)	(17,292.00)	$(3,942,615)	$(3,955,113)

Issuance of class A voting common stock	609,721	61	3,063,748	-	(166,154.00)	(166,154)	2,897,594

Stock option compensation	-	-	-	-	-	-	-

Adjustments to accumulated deficit	-	-	-	-	-	(17,292)	-

Net loss	-	-	-	-	-	(491,895)	(491,895)

Balance at December 31, 2022	5,872,639	$588	$3,068,753	$(738)	$(183,446)	$(4,617,956)	$(1,549,414)

Stock option compensation	-	-	-	-	-	-	-

Adjustments to accumulated deficit	-	-	-	-	-	88,131	88,131

Net loss	-	-	-	-	-	(489,313)	(489,313)

Balance at June 30, 2023	5,872,639	$588	$3,068,753	$(738)	$(183,446)	$(5,019,138)	$(1,950,596)

See accompanying notes to the Financial Statements

WELIVV, INC.

STATEMENTS OF CASH FLOWS

	Period Ended	Period Ended
	June 30,	June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(489,313)	$(491,895)
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of future equity obligations	-	-
Stock-based compensation	-	1,523
Adjustments to accumulated deficit	88,131	5,509
(Increase) decrease in assets:
Accounts receivable	(72,376)	26,310
Prepaid and other assets	31,906	-
Increase (decrease) in liabilities:
Accounts payable	(55,881)	53,577
Accrued liabilities	(149,917)	16,000
Accrued interest	-	-
Deferred revenue	-	(182,097)
Due to related parties	156,008	(16,480)
Customer deposits	-	-

Net cash used in operating activities	(491,442)	(587,553)

Cash flows from investing activities
Purchase of Intangible Assets	(174,299)	-
Net cash used in investing activates	(174,299)	-

Cash flows from financing activities
Class B Non-Voting Common Stock and Warrant Purchase Agreements – Bridge Equity Financing	-	-

Proceeds from issuance of common stock, net of Issuance of Notes payable
Issuance of convertible notes	220,001	-
Equity Issuance Costs	-	-
Change in subscription receivable	-	-
Borrowings from related parties	-	-
Payment on related party borrowings	-	-
Proceeds from future equity obligations - SAFEs	349,998	1,111,901.00
Proceeds from paycheck protection program loan	40,414	-
Distributions	-	-

Net cash provided by financing activities	610,413	1,111,901

Net increase (decrease) in cash and cash equivalents	(55,328)	524,348

Cash and cash equivalents, beginning of period	191,872	123,367

Cash and cash equivalents, end of period	$136,544	$647,715

Supplemental cash flow information
Cash paid for interest expense	$-	$-
Cash paid for taxes	$-	-

Non-cash investing and financing activities
Subscription receivable for sale of common stock	$-	-

See accompanying notes to the Financial Statements

WeLIVV INC.

Notes to Financial Statements

For the six-months ended june 30, 2023

1.	NATURE OF OPERATIONS

WeLivv Inc. dba Moro was incorporated in the State of Delaware on April 15, 2016 (“Inception”). The financial statements of WeLivv Inc. (which may we referred to as the “Company, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in the state of New York and began operations in 2016.

The Company operates an online home furnishings marketplace to connect designers, product creators and consumers.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventories

All inventory is drop-shipped from the supplier after the customer has made a purchase through the Company’s online platforms. As such the company does not maintain any inventory of its own.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on useful lives of the assets. Depreciation expense as of June 30, 2023, and December 31, 2022, is $0, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of June 30, 2023, and December 31, 2022.

WeLIVV INC.

Notes to Financial Statements

For the six-months ended june 30, 2023

Leases

As a result of the COVID-19 pandemic, the company vacated its office in May 2020 and currently conducts all business virtually. However, the Company is a party to a lease agreement for premises used by Andrew Christodoulides. The Company evaluates future lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Future equity obligations

The Company has issued Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Notes 5 and 6).

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Net loss per share

Net earnings or loss per share is computed by dividing net income or loss by the weighted- average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2023, diluted net loss per share is the same as basic net loss per share. As of June 30, 2023, potentially dilutive securities included the Company’s outstanding stock options (see Note 8). As of June 30, 2023, there were an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 6).

WeLIVV INC.

Notes to Financial Statements

For the six-months ended june 30, 2023

Income Taxes

WeLivv Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price to performance obligations in the contract

5)	Recognize revenue as the performance obligation is satisfied.

The Company generates revenue and profit margin through an online home furnishings marketplace to connect designers, product creators and consumers, and drop-ships purchases to the customers.

WeLIVV INC.

Notes to Financial Statements

For the six-months ended june 30, 2023

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended June 30, 2023, and December 31, 2022, amounted to $7,870 and $533,356, respectively, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation- Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expenses in its statements of operations in the same manner in which the award recipient’s costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black- Scholes option-pricing model. The Company is a private company and lacks company- specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so in the future. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

WeLIVV INC.

Notes to Financial Statements

For the six-months ended june 30, 2023

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization.  This widespread disease impacted the Company’s business operations, including its employees, customers, vendors, and communities.  The COVID-19 pandemic may continue to impact the Company’s business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.  The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.  These factors may adversely impact consumer and business spending on products as well as customers’ ability to pay for products and services on an ongoing basis.  This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 28, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

WeLIVV INC.

Notes to Financial Statements

For the six-months ended june 30, 2023

3.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

	June 30,	December 31,
	2023	2022

Accrued Expenses	$34,806.00	$-
Credit Cards	102,514	109,504
Payroll Liabilities	21,767	21,767
Total Acrrued Liabilities	$159,088.00	$131,271.00

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of:

	June 30,	December 31,
	2023	2022

Computers	$7,167.00	$7,167.00
Furniture and Fixtures	1,916	1,916
Total cost	9,083	9,083
Accumulated depreciation	(9,083)	(9,083)
Property and equipment, net	$-	$-

Depreciation expenses for property and equipment for the fiscal year ended June 30, 2023 and December 31, 2022, was in the amount of $0.

WeLIVV INC.

Notes to Financial Statements

For the six-months ended june 30, 2023

5.	Fair Value Measurements

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Fair Value Measurements

 As of December 31, 2022 Using:

Liabilities	Level 1	Level 2	Level 3

Future Equity Obligations	$-	$-	$2,078,867.00

As of June 30, 2023 Using:

Liabilities	Level 1	Level 2	Level 3

Future Equity Obligations	$-	$-	$2,428,865.00

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact on the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the six months ended June 30, 2023, and December 31, 2022:

Future Equity
Obligations
Balance, December 31, 2020	1,070,000
Change in fair value	742,384
Balance, December 31, 2021	$1,812,384
Change in fair value	266,483
Balance, December 31, 2022	$2,078,867
Change in fair value	349,998
Balance, June 30, 2023	$2,428,865

During the year ended December 31, 2022 and June 30, 2023, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes.

WeLIVV INC.

Notes to Financial Statements

For the six-months ended june 30, 2023

6.	Future equity obligations

In July 2019 the Company initiated a Regulation Crowdfunding (“Regulation CF”) offering of Crowdfunding Simple Agreement for Future Equity (“Crowd SAFE”) securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, is subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $1,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represents the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equals the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the SAFE Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 24%, whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts.

7.	CAPITALIZATION and equity transactions

As of June 30, 2023, and December 31, 2022, the Company was authorized to issue 15,000,000 shares of stock, which consisted of 10,000,000 shares of par value $0.0001 Common Stock and 5,000,000 shares of par value $0.0001 Preferred Stock.

Preferred stock

The Company designated 171,068 shares of its preferred stock Series A Preferred Stock, with 4,828,932 shares of preferred stock undesignated. As of June 30, 2023, and December 31, 2022, 173,906 and 0 shares, respectively, of Preferred Stock have been issued and are outstanding. The Company subsequently amended its certificate on January 9, 2023 to, in relevant part, increase the number of authorized shares of Series A Preferred Stock to 200,000.

Common stock

The Company designated its Common Stock as 8,000,000 shares of Class A Voting Common Stock, 1,270,410 shares of Class B Non-Voting Common Stock, and 285,271 shares of CF Shadow Series stock, with 444,319 shares of common stock undesignated. As of June 30, 2023, and December 31, 2022, 5,262,918 shares of Class A Voting Common Stock have been issued and are outstanding. As of June 30, 2023, and December 31, 2022, 427,481 and 0 of Class B Non-Voting have been issued and are outstanding. As of June 30, 2023 no CF Shadow Series stock has been issued.

WeLIVV INC.

Notes to Financial Statements

For the six-months ended june 30, 2023

Voting

The holders of the Class A Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of the Class B Non-Voting common stock do not have any voting rights, except as otherwise required by the Delaware General Corporation Law. The holders of the Series A preferred stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except that they are not entitled to vote for the directors of the corporation.

Regulation A offering

In November 2021, the Company initiated a Regulation A crowd-funding securities offering. The Company offered a maximum of 1,127,819 shares of its Class B Non-Voting Common Stock at a price of $6.65 per share for aggregate maximum gross proceeds of $7,500,000 (the “Offering”).

There was no minimum number of shares that had to be sold to close the Offering. The minimum initial investment amount per subscriber was $266. The Offering was conducted on a “best-efforts” basis pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings directly by the Company and on the Republic platform pursuant to an agreement entered into with Open Deal Broker LLC (“ODB”), an SEC registered broker-dealer that is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

In consideration for ODB’s services, ODB received in cash (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $2,000,000, a 6% commission on the dollar value of the securities issued to investors in this Offering; (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $2,000,000 but not greater than $5,000,000, a 4% commission on the dollar value of the securities issued to investors in this Offering; and (iii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 2% commission on the dollar value of the securities issued to investors in this Offering.

Excepted from the cash commission calculation are those securities sold to any investor which the company has pre-identified to ODB and invests $25,000 or more in the Offering (“Excepted Investors”). Additionally, ODB received in securities of the same type as issued in this Offering, (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $5,000,000, a 2% securities commission; and (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 1% securities commission.

The Regulation A offering closed on June 5, 2022, and raised $1,861,552.

2022 Equity Bridge Offering

During January 1, 2023 through June 30, 2023, the Company raised $550,000 through an Equity Bridge Offering of its Class B Non-Voting Common Stock at a price of $6.65 per share.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.
a Delaware corporation

by:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Its:	Chief Executive Officer
Date:	October 2, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the date indicated.

/s/ Andrew Christodoulides
Andrew Christodoulides, Chief Executive Officer*, Director
Date: October 2, 2023

*	The Company does not have a principal financial or accounting officer, as those responsibilities are held by the Chief Executive Officer.